001

82-34762

06012071

Antena 3

Director of the Legal Department

RECEIVED
2006 MAR 31 A 11:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DATE: 28 MARCH 2006

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 772 9207

SUPPL

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

RE: SIGNIFICANT EVENT
Number of pages including this one: 2

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of significant event that has been filed before the Spanish National Securities Market Commission, in his English version, (*Comisión Nacional del Mercado de Valores* or "CNMV") on behalf of Antena 3 de Televisión.

Truly yours,

Carmen Rodríguez
Deputy Secretary of the Board of Directors and
Legal Department Director

PROCESSED
MAR 3 1 2006
THOMSON
FINANCIAL

3/31

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

ANTENA 3

Antena 3 de Televisión, S.A. and, in its name, Ms. Carmen Rodriguez in her capacity as Deputy Secretary of the Board of Directors informs about the following

SIGNIFICANT EVENT

On today's date, the Provincial Court of Madrid has notified UNIPREX, S.A.U, unipersonal subsidiary of Antena 3 Group, the sentence, related to the appeal for annulment against the arbitration award passed in the proceedings between such subsidiary and Grupo Radio Blanca, confirming such award without an express taxation of the costs incurred as a result of the proceedings.

The filing of such appeal and the provision for any amounts derived from its enforcement were notified by the Company through the significant events dated 30th March and 2nd April 2004.

San Sebastián de los Reyes (Madrid), 24th March 2006